Name of Issuer:  G Willi Food International Ltd.
Title of Class of Securities:  Common
Cusip:  M52523103
Date of Event:  December 31, 2004

 1) Name of Reporting Person: BMI Capital Corporation
 2) Appropriate Box if a Member of a Group (b)
 3) SEC Use Only
 4) Place of Organization  Delaware
 5) Sole Voting Power 0
 6) Share Voting Power 0
 7) Sole Dispositive Power  941,704
 8) Shared Dispositive Power   0
 9) Aggregate Amount Beneficially owned by Each Reporting Person 941,704
12) Type of Reporting Person:  IA

Item 1:
a) Name of Issuer:                    G Willi Food International Ltd.
b) Address of Issuers Business Office 3 Nahal Snir St.
						  Northern Industrial Zone
                                      Yavne 81224, ISRAEL
Item 2:
a)  Name of Person Filing:  	      BMI Capital Corporation

   b)  Address of Principal Office:       570 Lexington Avenue
					            New York, NY 10022

b)  Place of Organization:			Delaware

   d)  Title of Class of Securities       Common

   e)  Cusip



Item 3:
   If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether this person is a:

e)   An Investment Advisor in accordance with 240.13d-1 (b)(1)(ii)(E)

Item 4:
a) Amount beneficially owned: 941,704
b) Percent of class:  10.9%
c) Number of shares as to which the person has:
(iii) Sole power to dispose or to direct the disposition of 941,704

Item 10:   Certification
(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct


Rozanne Collura
Vice President
Date:  January 28, 2005
Vice President